SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 069-00530

Ironhill Transmission, LLC

ITC Holding Corp.

International Transmission Holdings Limited Partnership

(Name of Companies)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (“Act”), and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
Ironhill Transmission, LLC	Michigan	c/o Dykema Gossett PLLC 124 West Allegan Suite 800 Lansing, MI 48933 Holding Company

International Transmission Holdings Limited Partnership	Michigan	c/o Dykema Gossett PLLC 124 West Allegan Suite 800 Lansing, MI 48933 Holding Company

ITC Holdings Corp.	Michigan	39500 Orchard Hill Place Suite 200 Novi, Michigan 48375 Holding Company

International Transmission Company	Michigan	39500 Orchard Hill Place Suite 200 Novi, Michigan 48375 Public Utility

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale:

In February of 2003, claimant International Transmission Holdings Limited Partnership (“Holdings LP”) through a special purpose acquisition subsidiary, ITC Holdings Corp. (“Holdings”) acquired 100% of the membership interests of International Transmission Company, LLC, (“ITC, LLC”), a public utility company under the Act. Following the acquisition of ITC, LLC, ITC, LLC was merged into ITC Holdings Merger Sub, Inc., a Michigan corporation wholly-owned by Holdings, with Merger Sub being the surviving corporation and renamed International Transmission Company (“ITC”). As a result of such transactions, ITC became a direct, wholly-owned subsidiary of Holdings and an indirect subsidiary of Holdings LP.

The claimant, Ironhill Transmission LLC (“Ironhill”), a Michigan limited liability company, is the sole general partner of Holdings LP and thus, is responsible for the day to day management of Holdings LP. Ironhill’s subsidiaries are Holdings LP, a Michigan limited partnership, its subsidiary Holdings, a Michigan special purpose corporation and its indirect public utility company, ITC, which is in the business of developing and owning certain assets and facilities utilized in the provision of open access, nondiscriminatory electric transmission service in the State of Michigan at voltage ratings of 120 kV and above.

As noted above, claimant Holdings is a Michigan corporation, and is approximately 91% owned by Holdings LP. Management and employees of ITC and Holdings own approximately nine percent of Holdings. Holdings was formed for the sole purpose of facilitating the purchase of ITC and the associated transactions. Ironhill, Holdings LP and Holdings, all claimants, are not public utility companies and therefore do not directly own such properties engaged in generation, transmission or distribution of electric energy for sale.

ITC, a public utility company regulated by the Federal Energy Regulatory Commission, owns transmission assets that are operated by the Midwest Independent System Operator, a regional transmission operator. Prior to June 2001, The Detroit Edison Company, a public utility operating company exclusively engaged in the generation and distribution of electric energy in the State of Michigan, owned these transmission assets. ITC’s physical transmission assets include more than 2,500 pole miles of high-voltage electric transmission lines and associated

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facilities and easements located exclusively in the State of Michigan. Specifically, ITC’s transmission system is comprised of the following physical assets: (1) transmission lines and towers; (2) switching stations; (3) distribution and other types of substations; and (4) circuit breakers.

3. Certain information, for the calendar year 2004 with respect to claimants and their subsidiaries, is provided in the following:

(a) Total MWH sold and related revenues.

Not applicable.

(b) MWH sold at retail and related revenues.

Not applicable.

(c) MWH sold at wholesale and related revenues.

Not applicable.

(d) MWH purchased and related purchased power expenses.

Not applicable.

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Exhibit A.

The balance sheet and statement of income as of September 30, 2004 for claimant ITC Holdings is attached.

The above named claimants have caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

Ironhill Transmission LLC

By:	/S/ LEWIS M. EISENBERG
Lewis M. Eisenberg Member

Attest

/S/

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International Transmission Holdings Limited Partnership

By:	/S/ LEWIS M. EISENBERG
Ironhill Transmission LLC, its general partner Lewis M. Eisenberg Member

ITC Holdings Corp

By:	/S/ DANIEL OGINSKY
Daniel Oginsky General Counsel

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Mr. Lewis M. Eisenberg Ironhill Transmission LLC c/o Dykema Gossett PLLC 124 West Allegan Suite 800 Lansing, MI 48933

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Exhibit A

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(in Thousands, except number of shares)	September 30,	December 31,
ASSETS	2004	2003
Current assets
Cash and cash equivalents	$3,367	$8,139
Accounts receivable	19,812	15,254
Inventory	6,873	8,045
Prepaids and other	1,480	885

Total current assets	31,532	32,323
Property, plant and equipment—(net of accumulated depreciation of $401,503 and $388,271, respectively)	488,966	459,393
Other assets
Goodwill	174,608	178,414
Regulatory assets—acquisition adjustment	55,804	58,077
Other regulatory assets	8,536	9,986
Deferred financing fees and other intangible asset	6,730	6,732
Deferred income taxes	1,654	4,373
Deferred compensation assets	400

Total other assets	247,732	257,582

TOTAL ASSETS	$768,230	$749,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$15,115	$19,738
Accrued interest	4,726	10,198
Accrued taxes	7,953	5,909
Point-to-point revenue due to customers	9,254	9,907
Other	3,472	4,656

Total current liabilities	40,520	50,408
Accrued pension liability	3,625	2,708
Accrued postretirement liability	2,184	1,960
Regulatory liabilities	47,689	46,411
Deferred payables	5,720	6,197
Deferred compensation liability	400
Long-term debt	471,398	450,753
SHAREHOLDERS’ EQUITY
Common stock, without par value, 10,000,000 shares authorized, 9,116,151 and 9,104,151 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	198,761	197,999
Other equity—restricted stock	2,703	2,703
Deferred compensation—restricted stock	(1,371)	(1,663)
Accumulated deficit	(3,399)	(8,178)

Total shareholders’ equity	196,694	190,861

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$768,230	$749,298

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in Thousands)

	Three months ended September 30,		Nine months ended September 30, 2004	Period February 28, 2003 through September 30, 2003
	2004	2003
OPERATING REVENUES	$38,223	$35,562	$98,014	$73,515
OPERATING EXPENSES
Operation and maintenance	7,711	7,179	18,633	15,010
General and administrative	3,664	4,714	17,201	9,907
Depreciation and amortization	7,500	6,236	21,824	14,911
Taxes other than income taxes	5,331	3,713	16,030	8,635

Total operating expenses	24,206	21,842	73,688	48,463

OPERATING INCOME	14,017	13,720	24,326	25,052

NON-OPERATING EXPENSES (INCOME)
Interest expense	6,388	6,328	19,077	15,284
Loss on extinguishment of debt		11,378		11,378
Other expense	41		125
Other income	(1,375)	(222)	(2,375)	(400)

Total non-operating expenses	5,054	17,484	16,827	26,262

INCOME (LOSS) BEFORE INCOME TAXES	8,963	(3,764)	7,499	(1,210)

INCOME TAX PROVISION (BENEFIT)	3,187	(1,317)	2,720	(423)

NET INCOME (LOSS)	$5,776	$(2,447)	$4,779	$(787)